CUSIP NO.  749084 10 9                                        Page 1 of 19 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. )[FN1]

                            Quorum Health Group, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   749084 10 9
                                 (CUSIP Number)

Welsh, Carson, Anderson                  Robert A. Schwed, Esq.
  & Stowe VIII, L.P.,                    Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention:  Laura VanBuren               New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                February 17, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

------------------

[FN1] The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  749084 10 9                                        Page 2 of 19 Pages


1)   Name of Reporting Person                     Welsh, Carson, Ander-
     I.R.S. Identification                        son & Stowe VIII, L.P.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                                   (a) [x]
     if a Member of a Group                                      (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                        WC

5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                        Delaware

Number of                               7)   Sole Voting    3,040,000 shares of
Shares Beneficially                          Power          Common Stock
Owned by Each
Reporting Person
With                                    8)   Shared Voting
                                             Power                -0-

                                        9)   Sole Disposi-  3,040,000 shares of
                                             tive Power     Common Stock

                                       10)   Shared Dis-
                                             positive Power       -0-

11)  Aggregate Amount Beneficially                          3,040,000 shares of
     Owned by Each Reporting Person                         Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                         4.2%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 PN

CUSIP NO.  749084 10 9                                        Page 3 of 19 Pages

1)   Name of Reporting Person                     Patrick J. Welsh
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                                   (a) [x]
     if a Member of a Group                                      (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                        Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                        United States

Number of                               7)   Sole Voting    304,648 shares of
Shares Beneficially                          Power          Common Stock
Owned by Each
Reporting Person
With                                    8)   Shared Voting  3,040,000 shares of
                                             Power          Common Stock

                                        9)   Sole Disposi-  304,648 shares of
                                             tive Power     Common Stock

                                       10)   Shared Dis-    3,040,000 shares of
                                             positive Power Common Stock

11)  Aggregate Amount Beneficially                          3,344,648 shares of
     Owned by Each Reporting Person                         Common Stock

12)  Check if the Aggregate                                 Excludes 36,000
     Amount in Row (11)                                     shares held by three
     Excludes Certain Shares                                trusts for the
                                                            Reporting Person's
                                                            children and 75,000
                                                            shares held by The
                                                            Welsh Family
                                                            Foundation

13)  Percent of Class
     Represented by                                         4.6%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN

CUSIP NO.  749084 10 9                                        Page 4 of 19 Pages

1)   Name of Reporting Person                     Russell L. Carson
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                                   (a) [x]
     if a Member of a Group                                      (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                        Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                        United States

Number of                               7)   Sole Voting    1,733,529 shares of
Shares Beneficially                          Power          Common Stock
Owned by Each                                               (including shares
Reporting Person                                            issuable upon
With                                                        exercise of options)

                                        8)   Shared Voting  3,040,000 shares of
                                             Power          Common Stock

                                        9)   Sole Disposi-  1,733,529 shares of
                                             tive Power     Common Stock
                                                            (including shares
                                                            issuable upon
                                                            exercise of options)

                                       10)   Shared Dis-    3,040,000 shares of
                                             positive Power Common Stock

11)  Aggregate Amount Beneficially                          4,773,529 shares of
     Owned by Each Reporting Person                         Common Stock

12)  Check if the Aggregate                                 Excludes 3,000
     Amount in Row (11)                                     shares held by a
     Excludes Certain Shares                                trust for the
                                                            Reporting Person's
                                                            children and 2,072
                                                            shares held by
                                                            Carson Associates,
                                                            Inc.


13)  Percent of Class
     Represented by                                         6.6%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN

CUSIP NO.  749084 10 9                                        Page 5 of 19 Pages

1)   Name of Reporting Person                     Bruce K. Anderson
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                                   (a) [x]
     if a Member of a Group                                      (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                        Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                        United States

Number of                               7)   Sole Voting    1,500,000 shares of
Shares Beneficially                          Power          Common Stock
Owned by Each
Reporting Person
With                                    8)   Shared Voting  3,040,000 shares of
                                             Power          Common Stock

                                        9)   Sole Disposi-  1,500,000 shares of
                                             tive Power     Common Stock

                                       10)   Shared Dis-    3,040,000 shares of
                                             positive Power Common Stock

11)  Aggregate Amount Beneficially                          4,540,000 shares of
     Owned by Each Reporting Person                         Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                         6.3%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN

CUSIP NO.  749084 10 9                                        Page 6 of 19 Pages

1)   Name of Reporting Person                     Andrew M. Paul
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                                   (a) [x]
     if a Member of a Group                                      (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                        Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                        United States

Number of                               7)   Sole Voting    24,782 shares of
Shares Beneficially                          Power          Common Stock
Owned by Each
Reporting Person
With                                    8)   Shared Voting  3,040,000 shares of
                                             Power          Common Stock

                                        9)   Sole Disposi-  24,782 shares of
                                             tive Power     Common Stock

                                       10)   Shared Dis-    3,040,000 shares of
                                             positive Power Common Stock

11)  Aggregate Amount Beneficially                          3,064,782 shares of
     Owned by Each Reporting Person                         Common Stock

12)  Check if the Aggregate                                 Excludes 3,000
     Amount in Row (11)                                     shares held by the
     Excludes Certain Shares                                Andrew M. Paul
                                                            Family Foundation

13)  Percent of Class
     Represented by                                         4.2%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN

CUSIP NO.  749084 10 9                                        Page 7 of 19 Pages

1)   Name of Reporting Person                     Thomas E. McInerney
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                                   (a) [x]
     if a Member of a Group                                      (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                        Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                        United States

Number of                               7)   Sole Voting    134,411 shares of
Shares Beneficially                          Power          Common Stock
Owned by Each
Reporting Person
With                                    8)   Shared Voting  3,040,000 shares of
                                             Power          Common Stock

                                        9)   Sole Disposi-  134,411 shares of
                                             tive Power     Common Stock

                                       10)   Shared Dis-    3,040,000 shares of
                                             positive Power Common Stock

11)  Aggregate Amount Beneficially                          3,174,411 shares of
     Owned by Each Reporting Person                         Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                         4.4%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN

CUSIP NO.  749084 10 9                                        Page 8 of 19 Pages

1)   Name of Reporting Person                     Laura VanBuren
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                                   (a) [x]
     if a Member of a Group                                      (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                        Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                        United States

Number of                               7)   Sole Voting         -0-
Shares Beneficially                          Power
Owned by Each
Reporting Person
With                                    8)   Shared Voting  3,040,000 shares of
                                             Power          Common Stock

                                        9)   Sole Disposi-        -0-
                                             tive Power

                                       10)   Shared Dis-    3,040,000 shares of
                                             positive Power Common Stock

11)  Aggregate Amount Beneficially                          3,040,000 shares of
     Owned by Each Reporting Person                         Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                         4.2%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN

CUSIP NO.  749084 10 9                                        Page 9 of 19 Pages

1)   Name of Reporting Person                     Robert A. Minicucci
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                                   (a) [x]
     if a Member of a Group                                      (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                        Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                        United States

Number of                               7)   Sole Voting    53,774 shares of
Shares Beneficially                          Power          Common Stock
Owned by Each
Reporting Person
With                                    8)   Shared Voting  3,040,000 shares of
                                             Power          Common Stock

                                        9)   Sole Disposi-  53,774 shares of
                                             tive Power     Common Stock

                                       10)   Shared Dis-    3,040,000 shares of
                                             positive Power Common Stock

11)  Aggregate Amount Beneficially                          3,093,774 shares of
     Owned by Each Reporting Person                         Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                         4.3%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN

CUSIP NO.  749084 10 9                                       Page 10 of 19 Pages

1)   Name of Reporting Person                     Anthony J. deNicola
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                                   (a) [x]
     if a Member of a Group                                      (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                        Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                        United States

Number of                               7)   Sole Voting         -0-
Shares Beneficially                          Power
Owned by Each
Reporting Person
With                                    8)   Shared Voting  3,040,000 shares of
                                             Power          Common Stock

                                        9)   Sole Disposi-        -0-
                                             tive Power

                                       10)   Shared Dis-    3,040,000 shares of
                                             positive Power Common Stock

11)  Aggregate Amount Beneficially                          3,040,000 shares of
     Owned by Each Reporting Person                         Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                         4.2%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN

CUSIP NO.  749084 10 9                                       Page 11 of 19 Pages

1)   Name of Reporting Person                     Paul B. Queally
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                                   (a) [x]
     if a Member of a Group                                      (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                        Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                        United States

Number of                               7)   Sole Voting         -0-
Shares Beneficially                          Power
Owned by Each
Reporting Person
With                                    8)   Shared Voting  3,040,000 shares of
                                             Power          Common Stock

                                        9)   Sole Disposi-        -0-
                                             tive Power

                                       10)   Shared Dis-    3,040,000 shares of
                                             positive Power Common Stock

11)  Aggregate Amount Beneficially                          3,040,000 shares of
     Owned by Each Reporting Person                         Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                         4.2%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN

CUSIP NO.  749084 10 9                                       Page 12 of 19 Pages

1)   Name of Reporting Person                     Lawrence B. Sorrell
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                                   (a) [x]
     if a Member of a Group                                      (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                        Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                        United States

Number of                               7)   Sole Voting    3,040,000 shares of
Shares Beneficially                          Power          Common Stock
Owned by Each
Reporting Person
With                                    8)   Shared Voting  3,040,000 shares of
                                             Power          Common Stock

                                        9)   Sole Disposi-        -0-
                                             tive Power

                                       10)   Shared Dis-    3,040,000 shares of
                                             positive Power Common Stock

11)  Aggregate Amount Beneficially                          3,040,000 shares of
     Owned by Each Reporting Person                         Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                         4.2%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN

CUSIP NO.  749084 10 9                                       Page 13 of 19 Pages

1)   Name of Reporting Person                     Priscilla A. Newman
     I.R.S. Identification
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                                   (a) [x]
     if a Member of a Group                                      (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                        Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                                   Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                        United States

Number of                               7)   Sole Voting          -0-
Shares Beneficially                          Power
Owned by Each
Reporting Person
With                                    8)   Shared Voting  3,040,000 shares of
                                             Power          Common Stock

                                        9)   Sole Disposi-        -0-
                                             tive Power

                                       10)   Shared Dis-    3,040,000 shares of
                                             positive Power Common Stock

11)  Aggregate Amount Beneficially                          3,040,000 shares of
     Owned by Each Reporting Person                         Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                         4.2%
     Amount in Row (11)

14)  Type of Reporting
     Person                                                 IN

CUSIP NO.  749084 10 9                                       Page 14 of 19 Pages


                                  Schedule 13D

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Quorum Health Group, Inc., a Delaware corporation ("Quorum" or the "Issuer"). The principal executive offices of the Issuer are located at 103 Continental Place, Brentwood, Tennessee 37027.

Item 2.  Identity and Background.

          (a) Pursuant to Rules 13d-1(k)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VIII, L.P., a Delaware limited partnership ("WCAS VIII"), Patrick J. Welsh, Russell L. Carson,
Bruce K. Anderson, Andrew M. Paul, Thomas E. McInerney, Laura VanBuren, Robert
A. Minicucci, Anthony J. deNicola, Paul B. Queally, Lawrence B. Sorrell and Priscilla A. Newman (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          (b)-(c) WCAS VIII is a Delaware limited partnership. The principal business of WCAS VIII is that of a private investment partnership. The sole general partner of WCAS VIII is WCAS VIII Associates L.L.C., a Delaware limited liability company ("VIII Associates"). The principal business of VIII Associates is that of acting as the general partner of WCAS VIII. Patrick J. Welsh, Russell
L. Carson, Bruce K. Anderson, Andrew M. Paul, Thomas E. McInerney, Laura VanBuren, Robert A. Minicucci, Anthony J. deNicola, Paul B. Queally, Lawrence B. Sorrell and Priscilla A. Newman are the managing members of VIII Associates. The principal business address of VIII Associates and of each Reporting Person is 320 Park Avenue, Suite 2500, New York, New York 10022. The managing members of VIII Associates are citizens of the United States.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP NO.  749084 10 9                                       Page 15 of 19 Pages

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

          Between December 22, 1998 and February 26, 1999, WCAS VIII purchased an aggregate 3,040,000 shares of Common Stock, at an average purchase price of $8.79 per share, in open market transactions. The source of funds for such purchases was WCAS VIII's working capital, or funds available for investment.

Item 4.  Purpose of Transaction.

          WCAS VIII has acquired securities of the Issuer for investment purposes. WCAS VIII will continue to review its investment in the Issuer and reserves the right, based on such review, to acquire additional securities of the Issuer, or to dispose of any or all of the securities purchased by it, or otherwise change its intentions with respect to its investment.

Item 5.  Interest in Securities of the Issuer.

          The following information is based on a total of 72,281,990 shares of Common Stock outstanding as of February 10, 1999, as reported in the Issuer's Report on Form 10-Q for the quarterly period ended December 31, 1998, as filed with the Securities and Exchange Commission on February 16, 1999.

          (a)

          (i) WCAS VIII owns 3,040,000 shares of Common Stock, or approximately 4.2% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          (ii) Patrick J. Welsh directly beneficially owns 304,648 shares of Common Stock, and indirectly beneficially owns (through WCAS VIII) 3,040,000 shares of Common Stock, or, in the aggregate, 3,344,648 shares of Common Stock or approximately 4.6% of the Common Stock outstanding.

          (iii) Russell L. Carson directly beneficially owns 1,733,529 shares of Common Stock (including shares issuable upon exercise of stock options that are presently exercisable or exercisable within 60 days), and indirectly beneficially owns (through WCAS VIII) 3,040,000 shares of Common Stock, or, in the aggregate, 4,773,529 shares of Common Stock or approximately 6.6% of the Common Stock outstanding.

CUSIP NO.  749084 10 9                                       Page 16 of 19 Pages


          (iv) Bruce K. Anderson directly beneficially owns 1,500,000 shares of Common Stock, and indirectly beneficially owns (through WCAS VIII) 3,040,000 shares of Common Stock, or, in the aggregate, 4,540,000 shares of Common Stock or approximately 6.3% of the Common Stock outstanding.

          (v) Andrew M. Paul directly beneficially owns 24,782 shares of Common Stock, and indirectly beneficially owns (through WCAS VIII) 3,040,000 shares of Common Stock, or, in the aggregate, 3,064,782 shares of Common Stock or approximately 4.2% of the Common Stock outstanding.

          (vi) Thomas E. McInerney directly beneficially owns 134,411 shares of Common Stock, and indirectly beneficially owns (through WCAS VIII) 3,040,000 shares of Common Stock, or, in the aggregate, 3,174,411 shares of Common Stock or approximately 4.4% of the Common Stock outstanding.

          (vii) Laura VanBuren indirectly beneficially owns (through WCAS VIII) 3,040,000 shares of Common Stock, or approximately 4.2% of the Common Stock outstanding.

          (viii) Robert A. Minicucci directly beneficially owns 53,774 shares of Common Stock, and indirectly beneficially owns (through WCAS VIII) 3,040,000 shares of Common Stock, or, in the aggregate, 3,093,774 shares of Common Stock or approximately 4.3% of the Common Stock outstanding.

          (ix) Anthony J. deNicola indirectly beneficially owns (through WCAS
VIII) 3,040,000 shares of Common Stock, or approximately 4.2% of the Common Stock outstanding.

          (x) Paul B. Queally indirectly beneficially owns (through WCAS VIII) 3,040,000 shares of Common Stock, or approximately 4.2% of the Common Stock outstanding.

          (xi) Lawrence B. Sorrell indirectly beneficially owns (through WCAS
VIII) 3,040,000 shares of Common Stock, or approximately 4.2% of the Common Stock outstanding.

          (xii) Priscilla A. Newman indirectly beneficially owns (through WCAS
VIII) 3,040,000 shares of Common Stock, or approximately 4.2% of the Common Stock outstanding.

CUSIP NO.  749084 10 9                                       Page 17 of 19 Pages

          (b) The managing members of VIII Associates may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the Common Stock owned by WCAS VIII. Each such person has the sole power to vote or direct the voting of and to dispose or direct the disposition of only the shares of the Common Stock that he or she directly beneficially owns. Each of the managing members of VIII Associates disclaims beneficial ownership of all shares of Common Stock other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a managing member of VIII Partners, in the shares owned by WCAS VIII.

          (c) Except as described in this statement, none of the entities or individuals identified in Item 2 above has effected any transactions in the Common Stock during the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Not Applicable.

Item 7.   Material to Be Filed as Exhibits.

          Exhibit A -- Group Agreement (Appears at Page 21)

CUSIP NO.  749084 10 9                                       Page 18 of 19 Pages



                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 22, 1999

                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC, General
                                    Partner

                                    By: /s/ Laura VanBuren
                                            Managing Member

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Patrick J. Welsh

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Russell L. Carson

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Bruce K. Anderson

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Andrew M. Paul

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Thomas E. McInerney

                                        /s/ Laura VanBuren
                                            Laura VanBuren

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Robert A. Minicucci

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Anthony J. deNicola

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Paul B. Queally

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Lawrence B. Sorrell

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Priscilla A. Newman

CUSIP NO.  749084 10 9                                       Page 19 of 19 Pages
                                                                       EXHIBIT A

                      AGREEMENT PURSUANT TO RULE 13d-1(k)

          The undersigned hereby agree that the statement on Schedule 13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: March 22, 1999

                                    WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                                    By:  WCAS VIII Associates, LLC, General
                                    Partner

                                    By: /s/ Laura VanBuren
                                            Managing Member

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Patrick J. Welsh

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Russell L. Carson

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Bruce K. Anderson

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Andrew M. Paul

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Thomas E. McInerney

                                        /s/ Laura VanBuren
                                            Laura VanBuren

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Robert A. Minicucci

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Anthony J. deNicola

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Paul B. Queally

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Lawrence B. Sorrell

                                        /s/ Laura VanBuren
                                            Attorney-in-Fact/Priscilla A. Newman